
ROWHEELS

**Empowering the world of rehabilitation by commercializing access to the BEST products in the world.**

# Rowheels, Inc.
# Investor Presentation

RehabPulse

ROWHEELS

# Forward Looking Statements

This presentation contains "forward-looking Information" about the products, services, and *including "future oriented financial information" and "financial outlook", under applicable securities laws (collectively referred to herein as forward-looking statements) of* Rowheels, Inc. I*nformation contained herein constitutes forward-looking statements and includes, but is not limited to, the (i) projected financial performance of the Company; (ii) completion of, and the use of proceeds from, the sale of the shares being offered hereunder; (iii) the expected development of the Company's business, projects and joint ventures; (iv) execution of the Company's vision and growth strategy; (v) sources and availability of third-party financing for the Company's projects; (vi) completion of the Company's projects that are currently underway, in development or otherwise under consideration; (vi) renewal of the Company's current customer, supplier and other material agreements; and (vii) future liquidity, working capital, and capital requirements and any statements made about the company's future. These statements are not guarantees of future performance and undue reliance should not be placed on them. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or result expressed or implied by such forward-looking statements. These statements are not guarantees of future performance and undue reliance should not be placed on them. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or result expressed or implied by such forward-looking statements. Although forward-looking statements contained in this presentation are based upon what management of the Company believes are reasonable assumptions, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change except as required by applicable securities laws. The reader is cautioned not to place undue reliance on forward-looking statements.*

# Rowheels, Inc: Our Mission

RehabPulse

ROWHEELS

**Our mission is to revolutionize global access to the best rehabilitation products.**

**We will achieve this by commercializing access to our own proprietary products as well as third party vendors in a highly efficient marketplace. This will lower the total cost of healthcare and empower the entire rehabilitation ecosystem spanning from vendors to payers and users.**

## Problem

Rehab product manufacturers have not embraced the digital retail revolution. The few existing marketplaces charge unrealistic commissions, lack customer service, retain manual processes, and have low subscription.

## Solution

RehabPulse

## Market

The rehabilitation marketplace continues to grow with digitization of healthcare, ageing, and obesity. In 2017, the total value of medical supplies and equipment sold online in the US was $12B.

## Disruption

We are revolutionizing the rehabilitation industry by implementing a streamlined digital marketplace for our proprietary products and third-party vendors.

## Team

The ROWHEELS team has deep industry experience. Our CEO has previously overseen a $1B business in this sector.

## Ask

We are seeking $1-2M to close out this funding round and execute our business plan.

# Our approach

## RehabPulse

- Simple onboarding
- Enable large players to overcome channel conflict
- Small players low cost access to store
- Maintain margin
- Easy-to-configure promotions
- Offer lowest prices

Superior customer service … model creates best prices … payment plans … after-sales care … repairs … parts … one-click reordering … few clicks to order, no travel

merits · e-wheels · ROWHEELS · MC · Ki Mobility Better by Design · WHILL · ARYSE · permobil

RehabPulse

## ROWHEELS

- Create industry-leading outlet for our own unique product line
- Redefine the distribution space
- Relationship with top vendors
- Creates own custom product set, including ultra-lightweight

# Solving the problems of vendors and buyers

| Problem: | Solution: |
|---|---|
| Disabled people have unique needs that are not currently being serviced by vendors | We are focused on finding solutions to help people move … the Amazon of Rehab |
| Rehabilitation products are built for custom sizes, specifications and pricing | We select the best products and ensure they can be customized where possible |
| Vendors wish to control their own products and inventory | We have a unique vendor portal where vendors can control line items and pricing |
| Vendors want to reduce their (old-world) sales personnel and sales support costs | We support traditional vendors with the transition to online selling |
| Dealers have inherent biases and recommend vendors based on margin and relationship | We run a level playing field with no margin differentiation and biases that favor certain vendors |

# RehabPulse Phase II – New Features

- **Phase I Development and Launch**: October 2019 to End Feb 2020: Launched RehabPulse in March 2020.

- **Phase II Aim:** *To create "one stop shop" for Rehabilitation products including services offerings on the platform, this will enable our entry into direct insurance claim processing, our ultimate goal!*

- **Timeline:** Start development June 2020 and complete all feature launched by end October 2020.

- **Key Features in Phase II:**

➢ Virtual Showroom: Allows user to simulate a showroom and select different customizable options.
➢ Remote Physical Therapy services and Home Physical therapy booking.
➢ B2B Sales: VA and Rehab Centres
➢ P2P used product sales: Facilitate selling of used wheelchairs
➢ Wheelchair Rental and repair services.





RehabPulse

ROWHEELS

# Rowheels CEO



**GAURAV MISHRA**
*CEO*

**Major Achievements: Global President and CEO US Orthopedic, Ottobock, World's Largest Prosthetic and Orthotic Rehab Company worldwide.**

- Grew EBITDA from $90M in 2010 to $220M in 2016. Achieved unprecedented double-digit organic sales growth from $650M in 2010 to $1.2B in 2016.
- **Led Digital future and E-commerce projects in US.**
- As **CEO of US Orthopedic Services (medical insurance billing company), led turnaround of this underperforming business by game changer billing business models.**
- Previously led **global Sales and Board member at Touch Bionics**, maker of world's first bionic hand, one of the **most successful startups** in the industry sold in 2017 around 15 multiple.

touch bionics

**International Business Development Director**
Touch Bionics UK
2007 - 2010
UK

ottobock.

**Executive President**
**Global Sales & CEO US Orthopedic BU**
Ottobock Healthcare
2012 - 2014
International

ottobock.

**Head of Global Sales/EVP**
Ottobock Healthcare
Jul 2010 - 2016
United States
(Under non-compete until June 2018)

# Advisory Board



Maynard Carkhuff



Philip Hilgers



Mahesh Mansukhani



Ivan R. Sabel



Doug McCormack



Dale R. Benzine

April 2019 – ROWHEELS announced new Advisory Board comprising six outstanding industry professionals with expertise in strategy, corporate development, medical devices, orthopedics, and health care policy.

# Market size



Percent of adults who are physically inactive
0 - 9.9%
10 - 14.9%
15 - 19.9%
20 - 24.9%
25 - 29.9%
30 - 34.9%
35%+
WA
OR
MT
ND
MN
ID
SD
WY
WI
MI
NY
NE
IA
PA
NV
UT
CO
CA
IL
IN
OH
AZ
NM
TX
AK
HI



100%
80%
60%
40%
20%
0%
50%
84%
33%
73%
48%
78%
40%
79%
78%
99%
Total Health Care
Uninsured
Private Insurance
Medicaid
Medicare
Percentage of Non-institutionalized Population with ≥ 1 Chronic Condition
Percentage of Spending on People with Chronic Condition(s)

## 55%

… of Americans have one or more chronic diseases

## $12 billion

… spent online for healthcare and equipment supplies in 2017

## $436 billion

… estimated global healthcare e-commerce revenue by 2025

## $1.2 trillion

… overall ecommerce market transactions by 2021

# Market opportunity

By 2030, Americans 65 and older will make up 21 percent of the **population**



Projected percentage of population
22.8%
Adults 65+
23.5%
Children under 18
19.8%
15.2%
Projected number (millions)
49.2
73.6
78.0 76.4
94.7
79.8
2016
'20
'25
'30
2035
'40
'45
'50
'55
2060

By 2030, Americans 65 and older will make up 21 percent of the **population**, up from 15 percent today. By 2060, nearly one in four Americans will be 65 years and **older**, the number of 85-plus will triple, and the country will add a **half million centenarians.**

- The USA's aging population will require multiple mobility products to sustain independent living
- Insurance cannot fund multiple needs
- The most important product categories are:
  - Wheelchairs
  - Ramps and Lifts
  - Power Chairs and Scooters
  - Braces and Compression
  - Daily Living Aids
  - Walking Aids
  - Accessories
  - Cushions and Seating
  - Rehab & Exercise

***16%***
**How rapidly the healthcare ecommerce market is growing annually**

***33%***
**How fast Amazon is growing its healthcare ecommerce business each year**

***18%***
**The annual combined growth rate of the 25 biggest online healthcare merchants**

# Solving the problems of wheelchair users

"(ROWHEELING) MAY SUBSTANTIALLY PROTECT THE SUBACROMIAL STRUCTURES FROM IMPINGEMENT TO PREVENT INJURY & PAIN, AND PRESERVE MOBILITY, INDEPENDENCE, AND PARTICIPATION FOR INDIVIDUALS LIVING WITH PARAPLEGIA."

Rancho Los Amigos Nat'l Rehab Center
Los Angeles


ROWHEELS
APEX

**ROWHEELS' revolutionary technology uses a unique rowing motion that:**



Reduces/eliminates pains, aches and injuries to the shoulders



Builds upper body strength and keeps you mobile



Improves posture and breathing capacity





# Evolution of our product business

ROWHEELS

**2012-17**

Brick and mortar dealers unsupportive in adopting our new wheelsets despite clinically validated medical benefits

Patented a unique reverse-propulsion wheel removing pain, that was sold as accessory



ROWHEELS

**2018**

Lengthy process to build and test our own wheelchair, which was not profitable enough to launch different lightweight models

Made our own full wheelchair



ROWHEELS

**2019**

Needed more products to justify an ecommerce store and lower conversion costs

Launched Rowheels online store to sell directly, built expertise in online sales but forewent opportunity of selling lightweight chairs and offering full customization for Rowheels wheelsets



We're here to help:
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ROWHEELS

**2019**

Users wanted lighter chairs and Rowheels decided not to deploy funds to develop our own chair system due to large R&D cost, development time and inventory cost

Closed strategic deals with key manufacturers to offer their lightweight frames pre-fitted with our wheels



ROWHEELS

**2020**

Business model has evolved to licensing wheelsets

**2020**

Launched RehabPulse: Unique industry solution that reinvents the distribution space

RehabPulse

## Digital marketplace

RehabPulse

**Current state:**

Successfully selling configured wheelchairs online

Continually developing our digital marketplace platform

Developing strong relationships with other product vendors

- **No inventory, drop ship, no sales cost**
- **Establishing first Amazon of rehab products**
- **Dedicated customer service staff with tech knowledge**

>> Specialist rehab marketplace with parts, service, used sales
>> B2B transactional marketplace: major centres, VA
>> Integrated billing & reimbursement

- **Patented technology** - **Positive patient outcomes**
- **Therapeutic wheelchair technology**
- **Efficient production** - **Low overheads**
- **Licensing wheelsets to key wheelchair manufacturers**

ROWHEELS

## Product business

**Future state:**
The "Amazon" of durable medical equipment

#1 digital marketplace for rehab devices

Re-invent the Distribution Space: reduce cost of healthcare

**Online insurance auto-claim processing**

**"Repeat the PillPack Story in DME"**

https://www.pillpack.com/press

# Investment Opportunity: Value Creation


ROWHEELS

Wheelsets added to other products


ROWHEELS
APEX

Several Lightweight chairs and products


RehabPulse
Drop the weight.
Up the performance.
Power-up!
Making
easier
ARYSE
Ultimate bracing
Let's ramp it up
aidapt

RehabPulse: Leading Technology Online Rehab Marketplace


Medical Insurance
Claim Form

Fully Automated Online insurance claim for DME products on Rehabpulse.com

| 2012-17 | 2019 | 2020 | 2021-22 |
|---|---|---|---|
| **Type: Product Business**<br>Potential Revenue: $10M in 5 years<br>Potential Profit: $1.5M<br>Potential Exit Valuation: $20M | **Type: Product Business**<br>Potential Revenue: $15M in 5 years<br>Potential Profit: $2.5M<br>Potential Exit Valuation: $25M | **Type: Product and Digital** Business<br>Potential Revenue: $30M in 5 years<br>Potential Profit: $7M<br>Potential Exit Valuation: $80-$100M | **Type: Product and digital services Business**<br>Potential Revenue: $100M in 5 years<br>Potential Profit: $20M<br>Potential Exit Valuation: $300 - $500M |

# Financials

**FINANCIAL PROJECTIONS: Base Case Scenario (Without insurance claim online)**

| ($) | | 2019 | 2020P | 2021P | 2022P | 2023P | 2024P |
|---|---|---|---|---|---|---|---|
| Revenue | | $154,497 | $2,110,012 | $7,091,446 | $12,700,940 | $18,746,150 | $25,188,566 |
| Revenue Growth | | 186% | 1330% | 221% | 69% | 62% | 42% |
| EBITDA | | ($1,260,847) | ($953,501) | $433,315 | $1,944,662 | $4,074,198 | $6,646,807 |

# Financials With Insurance Claim Integration

**FINANCIAL PROJECTIONS: With full automated insurance claim processing online starting end Q3 2021 and international expansion of Rehab Pulse:**

| ($) | | 2020P | 2021P | 2022P | 2023P | 2024P |
|---|---|---|---|---|---|---|
| **Revenue** | | Same as Base Plan | $10mn | $35mn | $60mn | $ 100mn |


$100
$80
$60
$40
$20
$0
Millions
2019
2020
2021
2022
2023
2024
Base case
Automated insurance claim processing

**Potential Exit:** Acquisition by Online Healthcare Business/ Amazon/Google/Large Private Equity player or Large industry Player wanting access to the online distribution channel.

# Equity Financing

- Seeking remaining $1-2mn to execute base case model (Slide 19).
- This raise will sufficient to get to profitability in 2020 and successfully position the Rehabpulse and prepare for Insurance integration end 2021.
- Current Valuation: $9.0mn approx.
- Equity investment is Wisconsin tax credit eligible for Wisconsin investors.
- Funds Usage: General working capital purposes, sales and marketing expansion, Rehabpulse phase 2 development, staff


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Drop the weight.
Up the performance.
The APEX is the lightest wheelchair in its class.
Unrivalled strength and durability pre-fitted with ROWHEELS' therapeutic wheelchair technology.
Afiscooter Breeze C4
Power-up!
Making Your life easier
ARYSE
Ultimate bracing
Let's ramp it up
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RehabPulse

ROWHEELS

**Empowering the world of rehabilitation by commercializing access to the BEST products in the world**

For further information contact:

**Gaurav Mishra**

**CEO, Rowheels, Inc**

gm@Rowheels.com

www.rowheels.com

**C: 612-437-6705**